FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or the "Company")

JSE, NYSE, NASDAQ Dubai – Share Code: GFI
NYX Code: GFLB, and SWX Code: GOLI
ISIN: ZAE000018123

RESULTS OF ANNUAL GENERAL MEETING (AGM)

Shareholders are advised that all the ordinary resolutions
and the special resolutions were duly passed by the
requisite majority of votes at the Company's Annual General
Meeting held on Monday, 14 May 2012, at 09h00. Over 84% of
votable shares were represented at the AGM.

At the meeting the Company modified ordinary resolution
number 12 (Approval for the issue of authorised but
unissued ordinary shares) and ordinary resolution number 13
(Approval for the issue of equity securities for cash),
pursuant to the right to do so as contained in the Notice
of the Meeting, by reducing the percentages of the total
issued share capital which it was asking shareholders to
approve from 10% to 5%.

14 May 2012
Sponsor: J.P. Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 14 May 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs